UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No __X

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No __X

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No __X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

June 11, 2007

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

**ALBERTA STAR RECEIVES PERMIT APPROVAL FOR AN ADDITIONAL 200,000
METERS OF DRILLING AND CONTINUES TO DRILL URANIUM TARGETS AT
ELDORADO**

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has received approval for an additional 100,000 meters of drilling at the Eldorado IOCG & uranium project (the "Eldorado & Glacier Lake Permit") and an additional 100,000 meters of drilling at the Contact Lake IOCG & uranium project (the "Contact Lake Permit') from the Sahtu Land & Water Board (SWLB). The amended Eldorado & Glacier Lake permit authorizes up to 100,000 meters of drilling and the amended Contact Lake Permit authorizes up to 100,000 meters of drilling and collectively the permits cover an area of over 87,706 acres. The two five year Class-"A" drill permit amendments were submitted to the Sahtu Land & Water Board in January 2007 and were approved and issued on June 6, 2007.

Tim Coupland, President and CEO of the Company commented, "We believe that Alberta Star has developed a competitive advantage for the sustainable development of the region and has done so by fostering a responsible long term relationship and taking a leadership role with the peoples of Sahtu Dene & Metis Land settlement region. The key to the sustainable development of this region is ongoing permitting and education, combined with extensive consultation and direct negotiations based on fairness and mutual respect of all parties involved. The Company has maintained an aggressive development approach by continually acquiring additional drill permits, identifying prospective new poly-metallic and uranium bulk tonnage targets and continually obtaining and updating historical data sets. The Company is currently implementing new advanced geophysical exploration techniques and is updating and completing environmental baseline studies that are designed to safeguard and respect the sensitive northern environment. The Company has adopted and implemented a long term sustainable development and environmental best practices policies for the Great Bear Lake region."

The Company's management has worked tirelessly to engage, inform and address all of the relevant issues with the Sahtu Dene peoples through a process of extensive consultation and ongoing dialogue. This consultation process was designed to educate and highlight the various growth phases of both the Eldorado & Contact Lake IOCG & uranium projects and the long term opportunities and benefits associated with the successful development of the Projects. The Company views the receipt of these two permit amendments as confirmation of the Company's long term strategy of responsible and sustainable development. These development philosophies combined with First Nations community outreach programs have created a strong partnership and working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of Deline, NT. The Company considers its long term relationship and the well-being of the community of Deline, as the cornerstone to a successful working relationship with the Sahtu Dene peoples and the Company's sustainable development philosophy for the Sahtu region. The

Company is now in receipt of all the required long term drill permits to undertake its drill programs and long term exploration and development within the region. We believe that the Company continues to be the only fully permitted mineral exploration Company in the Great Bear Lake area. The Company's two exploration camps, personnel and supporting infrastructures are now fully operational and the Company has commenced drilling at two locations at Eldorado targeting IOCG & uranium targets.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits.

The Company's 2007 exploration drilling will be based on the Company's previous drill programs and will focus on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of IOCG and uranium mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the Eldorado & Contact Lake project areas. The current June 8, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) was $135.00 US per pound

ELDORADO & CONTACT LAKE-5 YEAR CLASS "A" DRILLING PERMITS ISSUED-FULLY PERMITTED FOR 2007

The Company is now in receipt of all the required permits to undertake its 2007 drill program and intends to begin accelerating its uranium and poly-metallic exploration and drilling activities on all of its drill targets for 2007. The Company has been granted two new amended five-year Sahtu Land & Water Board Class "A" Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012. The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third "5-Year" drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the third drill permit, drilling in 2007.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U_3O_8 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. **(Normin NTGO: SENES Report 2005)** The Eldorado Uranium Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada's principal producers of high grade uranium pitchblende concentrates from the 1930's to the 1960's. The Echo Bay Mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982. The Company has received a detailed technical library of property reports, datasets, historical data, drill logs, historical production records and uranium assay reports pertaining to the Eldorado uranium leases, which were formally owned by Eldorado Mining and Refining Ltd.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base, precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG and Uranium Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. ("ACME") in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.